ADHEREX PROVIDES CORPORATE UPDATE AND FIRST QUARTER ENDED
March 31, 2014 FINANCIAL RESULTS

Research Triangle Park, NC, May 15, 2014 - - Adherex Technologies Inc. (TSX: AXH, OTCQB: ADHXF), today reported its financial results and recent developments for the first quarter ended March 31, 2014. All amounts are in US dollars unless otherwise specified.

As reported, the two Phase 3 clinical trials studying Sodium Thiosulfate (STS) for prevention of hearing loss in children receiving cisplatin chemotherapy have been accepted for presentation at the 2014 American Society of Clinical Oncology (ASCO) Annual Meeting in Chicago, Illinois. The US based Children Oncology Group (COG) ACCL0431 study completed enrollment of 135 patients in February 2012. David Freyer, DO, MS, Childrens Hospital Los Angeles, COG ACCL0431 Study Chair, will present, “The Effects of Sodium Thiosulfate (STS) on Cisplatin-induced Hearing Loss: A Report from the Children’s Oncology Group,” in an oral presentation on June 1, 2014. The European based SIOPEL 6 study, “A Multicenter Open Label Randomized Phase III Trial of the Efficacy of Sodium Thiosulfate in Reducing Ototoxicity in Patients Receiving Cisplatin Chemotherapy for Standard Risk Hepatoblastoma,” has been accepted for the “trials in progress” poster session on June 2, 2014. Edward A. Neuwelt, M.D., Professor at Oregon Health & Science University, will present the poster on behalf of the SIOPEL 6 investigators and support team.

The enrollment of SIOPEL 6 Study is almost complete, as 103 patients have been randomized. The first three interim safety analyses were conducted after 20, 40 and 60 patients, and in each case, the Independent Data Monitoring Committee (IDMC) recommended continuation of the study. An additional interim safety analysis for 80 patients is expected to be performed shortly.

Financial Update

Cash and cash equivalents totaled $1.3 million at March 31, 2014, compared to $1.7 million at December 31, 2013. At March 31, 2014, the Company had working capital balance totaling approximately $1.2 million compared to $1.4 million as of December 31, 2013.

The Company reported a net loss from operations of $0.5 million excluding the $2.7 million non-cash loss on derivatives for the first quarter ended March 31, 2014, compared to a net loss from operations of $0.5 million excluding the non-cash gain of $3.6 million in the same period in 2013. Operating net loss for the quarter ended March 31, 2014 remained the same as compared to the first quarter in 2013. There was a large reduction in research and development expenses over the same period in the prior year, however this reduction was offset by the increase in general and administrative expenses associated with our November 2013 financing.

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim consolidated financial statements for the period ended March 31, 2014 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com.

Adherex Technologies Inc.
Selected Financial Data
(U.S. Dollars in thousands except per share amounts)

	March 31	December 31,
	2014	2013
Interim Unaudited Condensed Consolidated Balance Sheets:
Assets:
Cash and cash equivalents	1,338	1,663
Other current assets	57	89
Total assets	1,395	1,752

Liabilities and stockholders' equity:
Current liabilities	211	344
Derivative liabilities	5,518	2,863
Other long-term liabilities	-	-
Total stockholders' equity	(4,334)	(1,455)
Total liabilities and stockholders' equity (deficiency)	1,395	1,752

Interim Unaudited Condensed Consolidated	Three Months Ended
Statements of Operations:	March	March
	31, 2014	31, 2013

Revenue	$-	$-

Operating expenses
Research and development	32	178
General and administrative	505	359

Loss from operations	(537)	(537)

Unrealized (loss)	(2,655)	(3,573)
Interest (expense)/income and other	(2)	2

Net (loss) and comprehensive (loss)	$(3,194)	$(4,108)

Basic and diluted net loss per common share	$(0.11)	$(0.16)

About Sodium Thiosulfate (STS)

STS is a chemoprotectant being developed by Adherex to reduce or prevent hearing loss in oncology patients resulting from treatment with platinum-based chemotherapy drugs. The initial focus is on the pediatric market. Hearing loss following cisplatin exposure affect approximately 2,000 children in the US every year. STS has received Orphan Drug Designation in the United States for the prevention of platinum-based ototoxicity in pediatric patients. In addition, Adherex has licensed intellectual property rights for the use of STS as a chemoprotectant from Oregon Health & Science University.

STS is a water-soluable thiol compound and acts as a chemical reducing agent. It is FDA approved for the treatment of cyanide poisoning and has been used in oncology to prevent cisplatin nephrotoxicity. It is thought that hearing loss caused by platinum compounds result from the deposition of protein-bound platinum in the cochlea and STS binds platinum/protein complexes thereby potentially minimizing their toxicity. At a bolus dose of 20 g/m2 over 15 minutes, STS has sufficient high plasma concentrations to rapidly, covalently bind to any residual extracellular cisplatin and thereby possibly prevent ototoxicity. Because STS is to be administered six hours after cisplatin, antitumor efficacy of cisplatin should not be compromised.

About STS Clinical Studies

Study ACCL0431: “A Randomized Phase III Study of Sodium Thiosulfate for the Prevention of Cisplatin-Induced Ototoxicity in Children”, conducted by the Children’s Oncology Group (COG), finished enrollment of 135 patients in Q1 2012. These patients had been previously diagnosed with one of five rare childhood cancers typically treated with intensive cisplatin therapy, including hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.

SIOPEL 6: “A Multicenter Open Label Randomized Phase III Trial of the Efficacy of Sodium Thiosulfate in Reducing Ototoxicity in Patients Receiving Cisplatin Chemotherapy for Standard Risk Hepatoblastoma” is being conducted by The International Childhood Liver Tumor Strategy Group, SIOPEL. As of this date, the study has enrolled 103 patients. SIOPEL 6 is studying STS in standard risk hepatoblastoma patients where the effectiveness of the platinum treatment is known to be very high.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Adherex Technologies Inc.

T: (919) 636-5144